Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Three Months Ended March 31, 2016	2015	2014	2013	2012	2011
Excluding Interest on Deposits
Income (loss) before income taxes	$3,699	$22,154	$6,855	$16,172	$3,072	$(230)
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(14)	(152)	(222)	(66)	212	596
Fixed charges:
Interest expense	2,299	9,688	9,854	11,359	14,754	18,618
1/3 of net rent expense (1)	224	945	1,023	1,091	1,092	1,072
Total fixed charges	2,523	10,633	10,877	12,450	15,846	19,690
Preferred dividend requirements (2)	631	2,068	1,481	1,767	1,080	n/m
Fixed charges and preferred dividends	3,154	12,701	12,358	14,217	16,926	19,690
Earnings	$6,208	$32,635	$17,510	$28,556	$19,130	$20,056
Ratio of earnings to fixed charges	2.46	3.07	1.61	2.29	1.21	1.02
Ratio of earnings to fixed charges and preferred dividends	1.97	2.57	1.42	2.01	1.13	1.02

		Year Ended December 31
(Dollars in millions)	Three Months Ended March 31, 2016	2015	2014	2013	2012	2011
Including Interest on Deposits
Income (loss) before income taxes	$3,699	$22,154	$6,855	$16,172	$3,072	$(230)
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(14)	(152)	(222)	(66)	212	596
Fixed charges:
Interest expense	2,524	10,549	10,934	12,755	16,744	21,620
1/3 of net rent expense (1)	224	945	1,023	1,091	1,092	1,072
Total fixed charges	2,748	11,494	11,957	13,846	17,836	22,692
Preferred dividend requirements (2)	631	2,068	1,481	1,767	1,080	n/m
Fixed charges and preferred dividends	3,379	13,562	13,438	15,613	18,916	22,692
Earnings	$6,433	$33,496	$18,590	$29,952	$21,120	$23,058
Ratio of earnings to fixed charges	2.34	2.91	1.55	2.16	1.18	1.02
Ratio of earnings to fixed charges and preferred dividends	1.90	2.47	1.38	1.92	1.12	1.02

(1)	Represents an appropriate interest factor.

(2)
The loss before income taxes for 2011 reflects the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges, which resulted in a negative preferred dividend requirement.

n/m = not meaningful